Exhibit 21

BULOVA CORPORATION

Subsidiaries of the Registrant

December 31, 1999

Name of Subsidiary	Organized under the Laws of	Business Names
Bulova Watch Company Limited	Canada	Bulova

     The names of certain subsidiaries which, if considered as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X have been omitted.